As filed with the Securities and Exchange Commission on June 22, 2026	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

___________

Sumitomo Corporation

(Exact name of issuer of deposited securities as specified in its charter)

___________

N/A

(Translation of issuer’s name into English)

___________

Japan

(Jurisdiction of incorporation or organization of issuer)

________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

___________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

___________

Sumitomo Corporation of Americas

277 Park Avenue, 15th Floor

New York, NY 10172

212-207-0700

(Address, including zip code, and telephone number, including area code, of agent for service)

________________________________

Copies to:

Julian Veshi, Esq. Sergio A. Urias, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 212-872-1000	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one common share of Sumitomo Corporation (the “Company”)	400,000,000 ADSs	$5.00	$20,000.000.00	$2,762.00

*     Each unit represents 100 ADSs.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt Paragraphs (16), (17) and (20).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraphs (7), (14), (16) and (20).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16), (17) and (20).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (16) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14), (16), (18) and (20).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10); Reverse of Receipt – Paragraph (14).

	AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is https://www.sumitomocorp.com/en/global. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of the United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBITS

(a)	Deposit Agreement, dated as of September 20, 2002, by and among Sumitomo Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Sumitomo Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of June 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one common share of Sumitomo Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sumitomo Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Tokyo, Japan, on the 19 day of June 2026.

SUMITOMO CORPORATION

By:	/s/ Yusuke Nagai
Name: Yusuke Nagai Title: Head of Investor Relations Dept.

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yusuke Nagai to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the 19th day of June 2026.

Signature	Title

/s/ Masayui Hyodo Masayuki Hyodo	Director, Chairman of the Board of Directors

/s/ Toshikazu Nambu Toshikazu Nambu	Director, Vice Chairman

/s/ Shingo Ueno Shingo Ueno	Representative Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Reiji Morooka Reiji Morooka	Representative Director, Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Yasuhiro Yoshida Yasuhiro Yoshida	Representative Director, Senior Managing Executive Officer, Chief Administration Officer and Chief Compliance Officer

Signature	Title

/s/ Takashi Mitachi Takashi Mitachi	Outside Director

/s/ Takahisa Takahara Takahisa Takahara	Outside Director

/s/ Haruyasu Asakura Haruyasu Asakura	Outside Director

/s/ Nana Otsuki Nana Otsuki	Outside Director

/s/ Yasuko Gotoh Yasuko Gotoh	Outside Director

/s/ Daisuke Mikogami Daisuke Mikogami	Director, Full-Time Audit & Supervisory Committee Member, Chairperson of the Audit & Supervisory Committee

/s/ Mitsuhiro Takeda Mitsuhiro Takeda	Director, Full-Time Audit & Supervisory Committee Member

/s/ Yukiko Nagashima Yukiko Nagashima	Outside Director, Audit & Supervisory Committee Member

/s/ Nobuo Inada Nobuo Inada	Outside Director, Audit & Supervisory Committee Member

/s/ Taisei Kunii Taisei Kunii	Outside Director, Audit & Supervisory Committee Member

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in the City of New York, State of New York on the 18th day of June 2026.

Authorized Representative in the United States SUMITOMO CORPORATION OF AMERICAS

By:	/s/ Kotaro Tameda
Name: Kotaro Tameda Title: Director and President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification